Exhibit 99.1

HQ/CS/27th AGM/15153

2 July 2013

Sub:	Notice for Annual General Meeting & Intimation of Book Closure Dates of the Company.

Dear Sir,

NOTICE is hereby given that the Twenty Seventh Annual General Meeting of Tata Communications Limited will be held at 1100 hours on Friday, 26 July 2013, at NSE Auditorium, Ground Floor, National Stock Exchange of India Ltd., Exchange Plaza Plot no. C/1, G Block, Bandra-Kurla complex, Bandra (E), Mumbai – 400 051 to transact the business as enlisted in the Annual Report containing Notice along with the Explanatory Statement dispatched to the shareholders.

The Annual Report is available on the Company’s website: http://www.tatacommunications.com/investors/ performance.asp.

Pursuant to section 154 of the Companies Act 1956 and clause 16 of the listing agreement, please be informed that the Register of Transfers and Register of Members of the Company shall remain closed from 19 July 2013 to 26 July 2013 (both days inclusive) for the purpose of ascertaining eligibility to dividend. Dividend on Equity Shares as recommended by the Directors for the year ended 31 March 2013, when declared by the members at the Annual General Meeting, will be paid:

(i)	to those shareholders whose names appear on the Company’s Register of Members after giving effect to all valid share transfers in physical form lodged with the Registrar & Transfer Agents (R&T Agents) of the Company on or before Thursday, 18 July 2013.

(ii)	in respect of shares held in electronic form, to those “deemed members” whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the end of business on Thursday, 18 July 2013. In respect of shares held in demat mode, the dividend will be paid on the basis of beneficial ownership as per details to be furnished by NSDL and CDSL for this purpose.

Tata Communications Limited

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

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Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.